UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 13, 2008

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

First Midwest Bancorp, Inc. (the "Company" or "First Midwest") announced today the unexpected death of its Chairman and Chief Executive Officer, John M. O'Meara on Saturday September 13, 2008. He was 62 years old. The press release for the announcement is attached hereto as Exhibit 99.1.

The Company's Board of Directors ("Board") has elected Michael L. Scudder (48) as its President and Chief Executive Officer, and appointed him a member of its Board. Mr. Scudder was elected the Company's President and Chief Operating Officer in May of 2007 after serving as its Executive Vice President, Chief Financial Officer since 2002. He also served as the Group Executive Vice President and Chief Financial Officer of First Midwest Bank, the Company's principal operating subsidiary, from 1995 to 2002. Mr. Scudder has served in various other executive management capacities with First Midwest Bank in his 22 years of service to the Company.

The Board also has elected Robert P. O'Meara (70) as its Chairman. Mr. O'Meara served as the Company's Chairman from 1987 until May 2007, and as its Vice Chairman since May of 2007. He also served as the Company's Chief Executive Officer from 1987 to December 2002, and its Chief Operating Officer from 1983 to 1987.

Thomas J. Schwartz (59) has been named the President and Chief Executive Officer of First Midwest Bank, and has been appointed a member of the Board. Mr. Schwartz has served as President and Chief Operating Officer of First Midwest Bank since May of 2007 after serving as its Group President, Commercial Banking since 2000. Mr. Schwartz has served in various other executive management capacities with First Midwest Bank and its predecessors in his over 35 years of service to the Company.

These actions were taken by the Company's Board of Directors at a meeting on September 14, 2008, in accordance with the Company's long-standing succession plan. Questions regarding the information contained in this Report may be directed to Michael Scudder at 630-875-7201.

Item 9.01 Financial Statements and Exhibits

The following Exhibit is furnished as part of this Current Report on Form 8-K.

99.1   Press Release of the Registrant dated September 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
(Registrant)


Date: September 15, 2008   /s/ CYNTHIA A. LANCE

Cynthia A. Lance
Executive Vice President and
Corporate Secretary


Exhibit 99.1



First Midwest Bancorp, Inc.

News Release
First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: **Michael L. Scudder**
President, Chief Executive Officer

TRADED: **NASDAQ Global Select Market**
SYMBOL: **FMBI**

(630) 875-7201
www.firstmidwest.com

FIRST MIDWEST BANCORP, INC.
ANNOUNCES THE DEATH OF JOHN M. O'MEARA

ITASCA, IL., September 15, 2008 – First Midwest Bancorp, Inc. (the "Company" or "First Midwest") **(NASDAQ NGS: FMBI)**, the holding company of First Midwest Bank announced today with great regret the unexpected death of its Chairman and Chief Executive Officer John M. O'Meara on Saturday September 13, 2008. He was 62 years old.

"John was a stalwart in Chicago banking for over 35 years. He led with vision, principle, empathy and determination, and built First Midwest into one of the top performing regional banks in the nation." said Steve Vanderwoude, Chairman of the Company's Nominating and Corporate Governance Committee on behalf of the Company's Board of Directors. "He embodied the spirit of personal commitment to meeting the needs of the people and communities around us, which is the foundation of First Midwest."

John O'Meara was elected the Company's Chairman and Chief Executive Officer in May of 2007 after serving as its President and Chief Executive Officer since January of 2003. He also served as Chairman and Chief Executive Officer of First Midwest Bank from 1995 until his death. Mr. O'Meara served in various other capacities with First Midwest Bank in his 38 years of service to the Bank and its predecessors and as a director of the Company since its formation in 1983.

The Company's Board has elected Michael L. Scudder its President and Chief Executive Officer, and has appointed him a member of its Board. Mr. Scudder, age 48, was elected the Company's President and Chief Operating Officer in May of 2007 after serving as its Executive Vice President, Chief Financial Officer since 2002. Mr. Scudder has served in various other executive management capacities with First Midwest Bank in his 22 years of service to the Company.

The Company's Board of Directors also has elected Robert P. O'Meara as its Chairman. Mr. O'Meara, age 70, served as the Company's Chairman from 1987 until May 2007, and as its Vice Chairman since May of 2007. He also served as the Company's Chief Executive Officer from 1987 to December 2002, and its Chief Operating Officer from 1983 to 1987.

Thomas J. Schwartz was named the President and Chief Executive Officer of First Midwest Bank and was appointed a member of the Company's Board. Mr. Schwartz, age 59, has served as President and Chief Operating Officer of First Midwest Bank since May of 2007 after serving as its Group President, Commercial Banking since 2000. Mr. Schwartz has served in various other executive management capacities with First Midwest Bank and its predecessors in his over 35 years of service to the Company.

These actions were taken by the Company's Board of Directors at a meeting on September 14, 2008, in accordance with the Company's long-standing succession plan.

About the Company:

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 101 offices located in 63 communities, primarily in metropolitan Chicago. First Midwest was recently recognized by the Alfred P. Sloan awards for Business Excellence in Workforce Flexibility in the greater Chicago Area.